Securities and Exchange Commission

                     Washington, D.C.  20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 0)*

December 31, 2015
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

  (X) Rule 13d-1(b)

  ( ) Rule 13d-1(c)

  ( ) Rule 13d-1(d)


Name of Issuer: NATIONAL STORAGE AFFILIATES TRUST

Title of Class of Securities: Common Stock

CUSIP Number: 637870106



*The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent

amendment containing information which would alter the

disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise

subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).





CUSIP Number: 637870106

1. Name of Reporting Person: Jennison Associates LLC

S.S. or I.R.S. Identification No. of Above Person: IRS

Identification #52-2069785 (formerly 13-2631108)

2. Check the Appropriate Box if a Member of a Group:  Not

Applicable

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person

With:

5. Sole Voting Power: 1,457,089 shares

6. Shared Voting Power: 0 shares

7. Sole Dispositive Power: 0 shares

8. Shared Dispositive Power: 1,457,089 shares

9. Aggregate Amount Beneficially Owned by Each Reporting

Person: 1,457,089 shares

10. Check Box if the Aggregate Amount in Row 9 Excludes

Certain Shares: ( )

11. Percent of Class Represented by Amount in Row 9: 6.3%

12. Type of Reporting Person*: IA



Item 1(a) Name of Issuer: NATIONAL STORAGE AFFILIATES TRUST

Item 1(b) Address of Issuer's Principal Executive Offices:

5200 DTC Parkway, Suite 200
Greenwood Village, Colorado 80111

Item 2(a) Name of Person Filing:  Jennison Associates LLC
Prudential Jennison Small Company Fund, Inc.

Item 2(b) Address of Principal Business Office or Residence:

466 Lexington Avenue
New York, NY  10017

Item 2(c) Citizenship: Delaware

Item 2(d) Title of Class of Securities: Common Stock

Item 2(e) CUSIP Number: 637870106




Item 3 If this statement is filed pursuant to Rules 13d-1(b),

or 13d-2(b), or (c) check whether the person filing is a:

(a) ( ) Broker or Dealer registered under Section 15 of the Act

(b) ( ) Bank as defined in Section 3(a) (6) of the Act

(c) ( ) Insurance Company as defined in Section 3(a) (19) of the Act

(d) ( ) Investment Company registered under Section 8 of the

Investment Company Act

(e) (X) Investment Adviser in accordance with Section

240.13d-1(b) (1) (ii) (E)


(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security

Act of 1974 or Endowment Fund in accordance with Section

240.13d-1(b) (ii) (F)


(g) ( ) Parent Holding Company or control person, in accordance with Section 240.13(b) (ii) (G)


(h) ( ) A savings association as defined by Section 3(b) of the

Federal Deposit Insurance Act

(i)( ) A church plan that is excluded from the definition of an investment company under Section 3(c) (4) of the Investment Company

Act of 1940.

(j)( ) Group, in accordance with Section 240.13d-1(b) (1) (ii) (J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box. ( )



Item 4 Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 1,457,089

(b) Percent of Class: 6.3%

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote: 1,457,089

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 1,457,089





Jennison Associates LLC ("Jennison") furnishes

investment advice to several investment companies,

insurance separate accounts, and institutional clients ("Managed

Portfolios"). As a result of its role as investment adviser of the Managed Portfolios, Jennison may be deemed to be the

beneficial owner of the shares of the Issuer's Common Stock

held by such Managed Portfolios.  Prudential Financial, Inc.

("Prudential") indirectly owns 100% of equity interests of

Jennison.  As a result, Prudential may be deemed to have the power to exercise or to direct the exercise of such voting

and/or dispositive power that Jennison may have with respect to the Issuer's Common Stock held by the Managed Portfolios.

Jennison does not file jointly with Prudential, as such, shares of the Issuer's Common Stock reported on Jennison's 13G may be included in the shares reported on the 13G filed by Prudential.

These shares were acquired in the ordinary course of business,

and not with the purpose or effect of changing or influencing control of the Issuer.  The filing of this statement should not be construed as an admission that Jennison is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934,

the beneficial owner of these shares.





Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the

beneficial owner of more than five percent of the securities,

check the following ( ).



Item 6 Ownership of More than Five Percent on Behalf of

Another Person:

The securities that are subject to this report are owned by and held for the Managed Portfolios.  Any dividends received from such securities,

or the proceeds of any sale of such securities, are for the benefit of,

and are held for Managed Portfolios. One such Managed Portfolio,

Prudential Jennison Small Company Fund, Inc. owns more than 5% of the class of securities which are the subject of this report.



Item 7 Identification and Classification of the Subsidiary

which Acquired the Security being Reported on by the Parent

Holding Company: Not Applicable


Item 8 Identification and Classification of Members of the

Group: Not Applicable


Item 9 Notice of Dissolution of Group: Not Applicable


Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are in held the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the correct information set forth in

this statement is true, complete and correct.



February 5, 2016



/s/ Janet Early
Janet Early
Vice President



EXHIBIT A



Rule 13d-1(k)(1)(iii) Agreement

Each of the undersigned hereby agrees and consents to the

execution and joint filing on its behalf by Jennison Associates LLC of this Schedule 13G respecting the beneficial ownership of the securities which are the subject of this schedule at February 5, 2016.

     Dated this 5th day of February, 2016.

                 Jennison Associates LLC

                 By: /s/ Janet Early

                    Janet Early
                    Vice President


      	     Prudential Jennison Small Company Fund, Inc.


                 By: /s/ Jonathan D. Shain

                    Jonathan D. Shain,
                    Assistant Secretary